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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number 000-50488

WESTERN WIND ENERGY CORP.
(Translation of registrant’s name into English)

1326 - 885 West Georgia Street, Vancouver, BC V6C 3E8
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Exhibit

99.1	News Release dated December 24, 2010
99.2	Material Change Report Dated February 4, 2011
99.3	News Release dated February 24, 2011
99.4	News Release dated March 1, 2011
99.5	News Release dated March 15, 2011
99.6	News Release dated March 30, 2011
99.7	News Release dated April 12, 2011
99.8	Ontario Securities Commission Form 13-502F1 - Class 1
99.9	News Release dated May 12, 2011
99.10	Notice of the Meeting and Record Date for the Annual General Meeting on June 29, 2011
99.11	News Release dated May 27, 2011
99.12	News Release dated May 31, 2011
99.13	News Release dated June 1, 2011
99.14	News Release dated June 9, 2011
99.15	Voting Instruction Form for the Annual General Meeting on June 29, 2011
99.16	Financial Statement Request Form
99.17	Notice of Annual General Meeting to be held on June 29, 2011
99.18	Information Circular for the Annual General Meeting on June 29, 2011
99.19	Form of Proxy for the Annual General Meeting on June 29, 2011
99.20	News Release dated July 19, 2011
99.21	News Release dated August 8, 2011
99.22	News Release dated August 16, 2011
99.23	News Release dated September 6, 2011
99.24	News Release dated September 18, 2011
99.25	News Release dated September 21, 2011
99.26	News Release dated October 1, 2011
99.27	News Release dated October 4, 2011
99.28	News Release dated October 11, 2011
99.29	News Release dated October 11, 2011
99.30	News Release dated October 23, 2011
99.31	Letter to the Shareholders dated November 15, 2011
99.32	Form 52-109FV2 CEO Certification
99.33	Form 52-109FV2 CFO Certification
99.34	Form 52-109FV1 CEO Certification
99.35	Form 52-109FV1 CFO Certification
99.36	News Release dated March 30, 2012
99.37	Ontario Securities Commission Form 13-502F1 - Class 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Wind Energy Corp.
(Registrant)

Date: August 08, 2012	By:	/s/ Jeffrey J. Ciachurski
	Name:	Jeffrey J. Ciachurski
	Title:	CEO and Director

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